Emergency Filtration Products, Inc.

175 Cassia Way, Suite A115

Henderson, NV 89014

May 9, 2006

Angela Crane, Branch Chief

Jay Webb, Reviewing Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Emergency Filtration Products, Inc. (the “Company”)

SEC File No. 000-27421

Form 10-KSB for the year ended December 31, 2005

Response to Comment Letter dated May 3, 2006

Ladies and Gentlemen:

To assist the Staff of the Commission in completing its review of the above referenced filings, the comments from your comment letter dated May 3, 2006, are quoted below in italics and are followed in each case by the Company’s response thereto.

Form 10-KSB for the year ended December 31, 2005

Note 1 Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition

1. COMMENT:  We note that your products are sold through distribution agreements with customers.  Please tell us and revise future filings to describe the significant terms of your agreements with distributors, including payment, return, exchanges, and other significant matters.  Please explain and support when you recognize revenue to distributors.  Refer to SAB 104 and SFAS 48 as necessary in your response.

RESPONSE: As disclosed in the Company’s annual report on Form 10-KSB for the year ended December 31, 2005, the Company has entered into distribution agreements with a total of 5 domestic distributors and 13 international distributors with minimum quantity orders for the Company’s NanoMask and NanoMask filters (the “Products”). Each of the domestic distribution agreements are substantially the same, except for the rights to specific marketing territories.  The specific common terms of the domestic agreements are as follows:

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The distributor will exert its best efforts to promote the sale of the Products in its specific territory, for one-year periods with the option to renew for subsequent one-year periods.

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The distributor is to pay for the products within fifteen (15) days of delivery of the Products.  After ninety days from the initial date of the contract, the distributor may extend the payment period to thirty (30) days upon the Company’s approval.  Any orders in excess of $50,000 will require a down-payment of 25% at the time of the order.  It is important to note here that the obligation to pay the Company is not contingent on the distributor’s resale of the product.

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The agreements do not include specific rights of the distributors regarding product returns and exchanges other than the obligation of the Company to replace any product that does not meet the required specifications.

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Volume discounts, in the form of a rebate coupon to be applied to future orders, are specified in each contract.

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Each agreement includes specific minimum purchases of the Product during the term of the agreement.  In the event that the purchases by the distributors are less than the minimum purchases as set forth, the

Company shall have the right to adjust or eliminate any applicable discounts from retail prices that may have been available to the distributor, or the Company may choose to terminate the agreement.

The specific terms of the international agreements are as follows:

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The distributor will exert its best efforts to promote the sale of the Products in its specific territory, for two-year periods with the option to renew for subsequent one-year periods.

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Generally, the distributor is to pay 50% of the total purchase price for the products within two (2) days from the time the product is ordered, and pay the balance at the time the product is shipped, unless the Company has a prior working relationship with the distributor.  If the Company has a prior working relationship with the distributor, the specific payment terms are similar to those of the domestic distributors, as previously described.

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The agreements do not include specific rights of the distributors regarding product returns and exchanges other than the obligation of the Company to replace any product that does not meet the required specifications, plus unrecoverable importation costs.

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Volume discounts, in the form of a rebate coupon to be applied to future orders, are specified in each contract.

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Each agreement includes specific minimum purchases of the Product during the term of the agreement.  In the event that the purchases by the distributors are less than the minimum purchases as set forth, the Company shall have the right to adjust or eliminate any applicable discounts from retail prices that may have been available to the distributor, or the Company may choose to terminate the agreement.

The Company’s general revenue recognition policy, as also set forth in its filings with the Commission, is based largely on the principles set forth by the Staff in SAB 104, in that revenue is recognized when persuasive evidence of an arrangement exists, the seller’s price to the buyer is fixed or determinable, collectibility is reasonably assured, and delivery has occurred.  As such, the Company recognizes revenue for its product sales to the distributors generally when the product is shipped and title passes to the distributor.  In addition, there are no multi-deliverables or product warranties requiring accounting recognition.  Pursuant to SAB 104, “revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.  The two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers, and revenues from manufacturing and selling activities …. are commonly recognized at time of sale (usually meaning delivery).”

All product sales to distributors have been evaluated and found to meet the foregoing criteria for recognition as revenue at the time the product is shipped to the distributor.  In addition, the buyer is obligated to pay the Company at a specified date or dates, rather than contingent on the distributors selling the product, and the Company does not have significant obligations for future performance.  The Company can, however, recover the goods in the event of the distributor’s default on payment.  Pursuant to SAB 104, the staff would not object to revenue recognition at delivery if the only rights that the seller retains with the title are those enabling recovery of the goods in the event of customer default on payment.

Until 2006, the Company has had no “bill-and-hold” arrangements.  In March 2006, there was only one such arrangement; it was with an international distributor.  We are aware that in SAB 104, the Staff has set forth criteria to be met precedent to revenue recognition when delivery has not occurred, including the following:

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The risk of ownership must have passed to the buyer,

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The customer must have made a fixed commitment to purchase the goods, preferably in writing,

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The buyer (or distributor) must request that the transaction be on a bill and hold basis, and that the buyer must have a substantial business purpose for ordering the goods on a bill and hold basis,

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There must be a fixed schedule for delivery of the goods,

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The seller must not have retained any specific performance obligations such that the earnings process is not complete,

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The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders, and

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The product must be complete and ready for shipment.

Management is mindful to assure itself that the foregoing criteria have been met before recognizing revenue in the rare instance of any such “bill-and-hold” arrangements.

In applying its general revenue recognition policy and specific practices, management also considers the guidance of SFAS 48, Revenue Recognition When Right of Return Exists, as summarized in the following criteria:

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The seller’s price to the buyer is substantially fixed or determinable at the date of the sale,

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The buyer has paid the seller, or is obligated to pay the seller, and the obligation is not contingent on resale of the product,

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The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product,

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The buyer acquiring the product for resale has economic substance apart from that provided by the seller,

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The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer, and

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The amount of future returns can be reasonably estimated.

Although the distributors have the right to return the product if the product received does not meet the required specifications, it is generally for replacement only, rather than for a refund of the purchase price paid.  In virtually all cases to date, based on the foregoing considerations and the terms of its arrangements with customers and its historical experience, the Company has determined that the volume of future returns to be expected, as well as the estimated costs in connection with any returns, are insignificant, and that revenue recognition is appropriate without providing an allowance for future returns.  Nevertheless, should there be a reason to provide a returns allowance in the future, one would be provided pursuant to SFAS 48.

As requested by the Staff, the Company will include disclosure of a summary of the significant terms of its domestic and international distribution agreements, including payment, return, exchanges, and other significant matters as discussed herein above, in its MD&A in any future filings with the Commission.  Management believes, however, that it should be unnecessary to include such detailed disclosure in the notes to the financial statements in addition to the MD&A, but will do so in its future annual reports if requested by the Staff.

Note 2 Patents and Acquired Technology

2. COMMENT:  We see that you have acquired rights to certain intellectual property, including title to various patents, in separate agreements with your President and also see intangible assets were recorded in connection therewith and valued at the fair market value of the consideration paid to your President through the payment of cash and the issuance of shares.  Please tell us how you considered the guidance in SAB Topic 5G when accounting for this transaction.  We may have further comment based on your response.  Also, consider the need to address our concerns when preparing these disclosures in future filings.

RESPONSE: Management understands that SAB Topic 5G “Transfers of Nonmonetary Assets by Promoters or Shareholders”, discusses nonmonetary assets exchanged by shareholders for all or part of a company’s common stock just prior to or contemporaneously with a first-time public offering.  Since the nonmonetary exchange between the Company and its President in connection with the questioned transaction in which certain acquired rights to intellectual property, including title to various patents, was not entered into “just prior to or contemporaneously with a first-time public offering,” management believes, and the Company’s independent auditors concur, that the guidance in SAB Topic 5G is, therefore, not applicable in this case.

The Company previously responded to a similar question raised by the Staff regarding this transaction, in a series of letters ending with a final letter dated April 2, 2004, to Jeffrey Cohan with the Securities and Exchange Commission, in connection with an SB-2 filing made effective during April 2004.  As stated in the Company’s April 2, 2004, response letter and accepted by the Staff without further question:

 “…the consideration paid for the technology was approved by the Board of Directors and the President of Emergency Filtration, Mr. Doug Beplate, abstained from the vote.  The asset recorded on the initial purchase of the technology was valued at $975,000 and paid for in cash to the extent of $130,000 and the number of shares deemed equal to the remaining value.  In determining this value, the members of the Board of Directors of Emergency Filtration used their best business judgment to estimate the future income potential of the acquired technology.  This determination was made through an analysis of the potential applications of the hydrophobic hydrophilic filtration technology and the identifiable likely markets surrounding the technology.  These potential applications at the time included the potential market for the Company’s new environmental mask (Nanomask) which is a direct result of the acquired nanoparticle technology, the ability to take the technology into numerous industries and applications such as healthcare, military, non-profit, and commercial segments, governmental use as it relates to biochemical protection, and many other potential applications of the nanotechnology.  Based upon the preliminary market analysis and potential sales and marketing strategies discussed among the board of directors, the members of the board determined and concluded that the future market potential of the acquired technology would likely result in additional profit margins to the Company that likely will exceed the $975,000 consideration to be paid to Mr. Beplate, a figure that both parties could accept.”

“It is further noted that the four voting members of the Company’s Board of Directors who voted on the proposed transaction were and are considered completely independent of management of Emergency Filtration.  Three of the four members of the Board (Mr. Sherman Lazrus, Mr. Raymond Yuan, and Mr. Thomas Glenndahl) that voted on the acquisition also have extensive backgrounds in the medical/healthcare products industry and substantial knowledge of the technology being purchased and the potential markets for such products, thus enabling them to be able to assess the future income potential of the acquired technology.”

“For example, Mr. Sherman Lazrus has nearly 40 years experience in government and private sector health care and health care finance.  Mr. Lazrus has served as Deputy Assistant Secretary of Defense for Health Resources and has served as the Director over the Medicare and Medicaid programs for the United States government.  Mr. Lazrus has the necessary background and technical knowledge related to the medical product industry and is well aware of the numerous potential applications of the hydrophobic hydrophilic technology.   He has been involved extensively in military medical affairs for many years and is quite knowledgeable about the need in government for Emergency Filtration’s products.”

“Mr. Raymond Yuan, the member of the Board of Directors designated as the financial expert on the Audit Committee, has been the managing director of a distribution company in South East Asia, that distributes advanced medical and healthcare products.  He has also been extensively involved in numerous other companies in the healthcare product industry. He also has served as the Managing Director of AsiaWorld Medical Technology Limited, an exclusive master distributor of advanced medical and healthcare products, and also has served and is currently serving in positions such as President or Managing Director of other medical related consulting companies.  He has the background and technical knowledge related to the potential applications and income potential of the acquired technology.”

“Another director, Mr. Thomas Glenndahl, has also been involved with medical product companies in the past and has the necessary background and technical knowledge related to the medical/healthcare product industry and the value of the acquired technology.  He has extensive background in consulting and business and entrepreneurialism of new technologies similar to the acquisition of the nano-technology.”

“Although a cash flow analysis was not prepared by or for the Board of Directors, the voting Directors spent a substantial amount of time evaluating and discussing the potential product markets available for each of the products made available with the new technology, including potential market sizes.  Based upon the Directors’ experience and knowledge, they determined that the market for these potential products in the post-9/11 era could be substantial.  The new technology acquired includes patents and licensing rights related to hydrophobic and hydrophilic filtration used in potentially many new products, such as respiratory care, CPR isolation masks, and inline circuit filters.  The respiratory care market has been evaluated by some experts to be in the $2 billion range, based upon a study done by Survival Resources Corporation.  The market for CPR isolation masks has been estimated by certain independent analysts to be approximately $600 million to $800 million per year based upon studies performed by the American Heart Association.  It has also been estimated that the total US market for an inline circuit filter, similar to Emergency Filtration’s Breathing Circuit Filter product, could be up to 160 million units annually.  The Board members also discussed each market segment descriptions and the advantages that each product had over competing products.  Although it was very difficult for the Directors to quantify the potential markets for each of the acquired technologies, the Directors’ determination was based upon Emergency Filtration’s proposed sales and marketing strategies for each existing and potential new product. The voting members of the Board of Directors determined and concluded, based upon their belief that Emergency Filtration could capture a significant portion of these markets as a result of the application of the new technologies, that the future market potential of the acquired technology likely would result in additional profits to the Company that would likely exceed the agreed upon consideration of $975,000 to be paid to Mr. Beplate.”

“In making their assessment, the Directors also gave considerable weight to the fact that significant sales of Emergency Filtration’s products to the US military have already been accomplished over the past several years.”

“The acquisition included the assignment of certain rights, title and interest in certain patents, patent applications and technology, heretofore held by Mr. Beplate for nanoparticle enhanced filters for use in personal filtration masks (NanoMasks) and the assignment of licensing rights for all additional products utilizing nanoparticle enhanced filters developed for the US military.”

In summary, the voting members of the Board and management believed that the evidence available at the time of the acquisition of the new technologies and patents, indicated that revenues and gross profit would likely increase as a result of the new technologies and patents.

The Company has included summarized disclosure regarding this transaction in its annual report on Form 10-KSB for the year ended December 31, 2005 and has fully disclosed the transaction in prior filings.  The Company will also continue to consider these disclosures in future filings.

Additional Comments

Pursuant to the Commission’s request, management of the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosures in the filing,

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That Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or need any additional information, please telephone the undersigned at 801-531-9100 or 801-232-6472, or the Company’s outside counsel, John C. Thompson, at 801-363-4854.  Thank you for your assistance.

EMERGENCY FILTRATION PRODUCTS, INC.

/s/Steve M. Hanni

Steve M. Hanni

Chief Financial Officer

Cc:

John C. Thompson, Attorney at Law

William M. Nelson, Piercy Bowler Taylor & Kern